Pricing Term Sheet	Issuer Free Writing Prospectus
Dated December 12, 2013	Filed Pursuant to Rule 433
Registration Statement No. 333-186990
Supplementing the Preliminary
Prospectus Supplement dated December 11, 2013
(To Prospectus dated March 1, 2013)

Alpha Natural Resources, Inc.

4.875% Convertible Senior Notes due 2020

The information in this pricing term sheet relates to Alpha Natural Resources, Inc.’s offering (the “Offering”) of its 4.875% Convertible Senior Notes due 2020 and should be read together with the preliminary prospectus supplement dated December 11, 2013 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 1, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-186990. Alpha Natural Resources, Inc. has increased the size of the Offering to $300,000,000 (or $345,000,000 if the underwriters’ over-allotment option is exercised in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	Alpha Natural Resources, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ANR / The New York Stock Exchange (“NYSE”).

Securities Offered:	4.875% Convertible Senior Notes due 2020 (the “Notes”).

Aggregate Principal Amount Offered:	$300,000,000 aggregate principal amount of Notes (or $345,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase an additional $45,000,000 principal amount of Notes is exercised in full).

Maturity Date:	December 15, 2020, unless earlier converted or repurchased.

Interest Rate:	4.875% per annum, accruing from the Settlement Date.

Interest Payment Dates:	December 15 and June 15 of each year, beginning on June 15, 2014.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NYSE Last Reported Sale Price on December 12, 2013:	$6.44 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 45.0% above the NYSE Last Reported Sale Price on December 12, 2013.

Initial Conversion Price:	Approximately $9.34 per share of the Issuer’s common stock.

Initial Conversion Rate:	107.0893 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Subsidiary Guarantors:	The Notes will be unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each of the Issuer’s current and future wholly owned domestic subsidiaries that guarantee the Issuer’s obligations under the Issuer’s 9.75% senior notes due 2018 (the “9.75% Senior Notes”). As of the date of this pricing term sheet, ANR Receivables Funding LLC, Gray Hawk Insurance Company, Rockridge Coal Company and Shannon-Pocahontas Mining Company are the only wholly owned domestic subsidiaries of the Issuer that do not guarantee indebtedness under the 9.75% Senior Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds to it from the Offering, after deducting underwriting discounts and commissions, will be approximately $292 million (or approximately $336 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use a portion of the net proceeds from the Offering to fund purchases of approximately $34 million of the Issuer’s 2.375% convertible notes due 2015 and $181 million of the 3.25% convertible notes due 2015 issued by Alpha Appalachia Holdings, Inc., formerly known as Massey Energy Company, a wholly owned subsidiary of the Issuer.

The Issuer intends to use any net proceeds remaining from the Offering, including if the purchases are not consummated, for general corporate purposes. Certain of the underwriters and/or their affiliates may hold an amount of the indebtedness the Issuer purchases and may indirectly receive a portion of the net proceeds from the Offering.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public Offering Price(1)	$1,000.00	$300,000,000.00
Underwriting discounts and commissions	$26.00	$7,800,000.00
Proceeds, before expenses, to the Issuer	$974.00	$292,200,000.00

(1) Plus accrued interest, if any, from the Settlement Date.

Trade Date:	December 13, 2013.

Settlement Date:	December 18, 2013.

CUSIP:	02076X AF9

ISIN:	US02076XAF96

Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Deutsche Bank Securities Inc.

Joint Lead Managers:	Morgan Stanley & Co. LLC BMO Capital Markets Corp. Citigroup Global Markets Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC BB&T Capital Markets, a division of BB&T Securities, LLC

Adjustment to Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Number of additional shares (per $1,000 principal amount of Notes)
	Applicable Price
Effective Date	$6.44	$7.00	$8.00	$9.34	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00	$25.00	$30.00	$40.00	$60.00
December 18, 2013	48.1902	42.2091	34.0961	26.5840	23.8141	17.7302	13.7847	11.0479	9.0506	7.5351	4.9938	3.4398	1.6958	0.3352
December 15, 2014	48.1902	39.7522	31.7119	24.3833	21.7179	15.9529	12.2928	9.7954	7.9951	6.6405	4.3861	3.0139	1.4727	0.2709
December 15, 2015	48.1902	37.1517	29.1180	21.9434	19.3822	13.9600	10.6207	8.3963	6.8204	5.6498	3.7203	2.5507	1.2332	0.2040
December 15, 2016	48.1902	36.8749	26.5796	19.4321	16.9447	11.8389	8.8359	6.9097	5.5797	4.6062	3.0316	2.0800	0.9987	0.1455
December 15, 2017	48.1902	36.5981	24.1518	16.8069	14.3402	9.5053	6.8635	5.2725	4.2228	3.4793	2.2967	1.5843	0.7591	0.0910
December 15, 2018	48.1902	36.3214	21.7204	13.8178	11.3008	6.7278	4.5420	3.3754	2.6741	2.2035	1.4754	1.0306	0.4962	0.0385
December 15, 2019	48.1902	36.0446	19.0411	9.8211	7.1509	3.0363	1.6530	1.1419	0.9027	0.7552	0.5197	0.3667	0.1758	0.0000
December 15, 2020	48.1902	35.7678	17.9107	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be set forth in the table above, in which case:

•	If the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, the number of additional shares will be determined by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates, as applicable, based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $60.00 per share (subject to adjustment in the same manner as the applicable prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $6.44 per share (subject to adjustment in the same manner as the applicable prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

However, the conversion rate will not be increased as described above to the extent the increase will cause the applicable conversion rate to exceed 155.2795 shares per $1,000 principal amount. This maximum conversion rate will be adjusted in the same manner in which, and for the same events for which, the conversion rate will be adjusted as described under “Description of Notes—Conversion Rights—Adjustments to the Conversion Rate” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated December 11, 2013, and an accompanying prospectus, dated March 1, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated December 11, 2013, and the accompanying prospectus, dated March 1, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.